**Mercedes-Benz Auto Lease Trust 2025-A**
**Investor Report**

Collection Period Ended    30-Jun-2025

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 2 | | | |
| Collection Period (from... to) | 1-Jun-2025 | 30-Jun-2025 | | |
| Determination Date | 11-Jul-2025 | | | |
| Record Date | 14-Jul-2025 | | | |
| Payment Date | 15-Jul-2025 | | | |
| Interest Period of the Class A-1, A-2B Notes (from... to) | 16-Jun-2025 | 15-Jul-2025 | Actual/360 Days | 29 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 15-Jun-2025 | 15-Jul-2025 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 232,580,000.00 | 167,795,119.69 | 143,433,081.41 | 24,362,038.28 | 104.746918 | 0.616704 |
| Class A-2A Notes | 315,320,000.00 | 315,320,000.00 | 315,320,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-2B Notes | 175,000,000.00 | 175,000,000.00 | 175,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-3 Notes | 490,320,000.00 | 490,320,000.00 | 490,320,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 78,880,000.00 | 78,880,000.00 | 78,880,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,292,100,000.00** | **1,227,315,119.69** | **1,202,953,081.41** | **24,362,038.28** | | |
| Overcollateralization | 167,905,892.46 | 189,800,766.02 | 189,800,766.02 | | | |
| **Total Securitization Value** | **1,460,005,892.46** | **1,417,115,885.71** | **1,392,753,847.43** | | | |
| present value of lease payments | 772,419,545.34 | 724,475,650.46 | 699,345,494.57 | | | |
| present value of Base Residual Value | 687,586,347.12 | 692,640,235.25 | 693,408,352.86 | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 167,905,892.46 | 11.50% |
| Target Overcollateralization Amount | 189,800,766.02 | 13.00% |
| Current Overcollateralization Amount | 189,800,766.02 | 13.00% |

Amounts in USD

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 24,362,038.28 | 104.746918 |
| Class A-2A Notes | 4.570000% | 1,200,843.67 | 3.808333 | 1,200,843.67 | 3.808333 |
| Class A-2B Notes | 4.823850% | 680,028.85 | 3.885879 | 680,028.85 | 3.885879 |
| Class A-3 Notes | 4.610000% | 1,883,646.00 | 3.841667 | 1,883,646.00 | 3.841667 |
| Class A-4 Notes | 4.690000% | 308,289.33 | 3.908333 | 308,289.33 | 3.908333 |
| **Total** | | **4,072,807.85** | | **$28,434,846.13** | |

Amounts in USD

| | Initial Balance | Beginning Balance | Ending Balance |
|---|---|---|---|
| **Exchange Note Balance** | 1,387,005,597.84 | 1,344,115,591.09 | 1,319,753,552.81 |

### Available 2025-A Collections

| | |
|---|---|
| Lease Payments Received | 27,102,449.89 |
| Net Sales Proceeds-early terminations (incl Defaulted Leases) | 8,937,784.36 |
| Net Sales Proceeds-scheduled terminations | 973,943.52 |
|   Excess wear and tear included in Net Sales Proceeds | 3,254.19 |
|   Excess mileage included in Net Sales Proceeds | 8,156.77 |
| **Subtotal** | 37,014,177.77 |
| Repurchase Payments | 40,275.23 |
| Advances made by the Servicer | 0.00 |
| Investment Earnings | 165,215.25 |
| **Total Available Collections** | **37,219,668.25** |

### Available Funds ABS Notes

| | |
|---|---|
| **Total Exchange Note Payments** | 29,626,491.01 |
| Reserve Account Draw Amount | 0.00 |
| **Total Available Funds** | **29,626,491.01** |

### Distribution on the Exchange Note

| | |
|---|---|
| (1) Total Servicing Fee | 1,180,929.90 |
| Nonrecoverable Advances to the Servicer | 0.00 |
| (2) Exchange Note Interest Distributable Amount    (4.70%) | 5,264,452.73 |
| (3) Exchange Note Principal Distributable Amount | 24,362,038.28 |
| (4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount | 0.00 |
| (5) Remaining Funds Payable | 6,412,247.34 |
| **Total Distribution** | **37,219,668.25** |

### Distributions ABS Notes

| | |
|---|---|
| (1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.) | 0.00 |
| (2) Interest Distributable Amount Class A Notes | 4,072,807.85 |
| (3) Priority Principal Distribution Amount | 0.00 |
| (4) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| (5) Regular Principal Distribution Amount | 24,362,038.28 |
| (6) Additional Servicing Fee and Transition Costs | 0.00 |
| (7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)] | 0.00 |
| (8) Excess Collections to Certificateholders | 1,191,644.88 |
| **Total Distribution** | **29,626,491.01** |

Amounts in USD

| **Distribution Detail** | | | |
| --- | --- | --- | --- |

| | Amount Due | Amount Paid | Shortfall |
| --- | --- | --- | --- |
| Total Servicing Fee | 1,180,929.90 | 1,180,929.90 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 4,072,807.85 | 4,072,807.85 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A Notes | 1,200,843.67 | 1,200,843.67 | 0.00 |
| thereof on Class A-2B Notes | 680,028.85 | 680,028.85 | 0.00 |
| thereof on Class A-3 Notes | 1,883,646.00 | 1,883,646.00 | 0.00 |
| thereof on Class A-4 Notes | 308,289.33 | 308,289.33 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 4,072,807.85 | 4,072,807.85 | 0.00 |
| | | | |
| Priority Principal Distribution Amount | 0.00 | 0.00 | 0.00 |
| | | | |
| Regular Principal Distribution Amount | 24,362,038.28 | 24,362,038.28 | 0.00 |
| | | | |
| Principal Distribution Amount | 24,362,038.28 | 24,362,038.28 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---:|
| Reserve Fund Required Amount | 3,650,014.73 |
| | |
| Reserve Fund Amount - Beginning Balance | 3,650,014.73 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 11,994.78 |
| minus Net Investment Earnings | 11,994.78 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,650,014.73 |
| | |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 11,994.78 |
| Net Investment Earnings on the Exchange Note | |
| Collection Account | 153,220.47 |
| Investment Earnings for the Collection Period | 165,215.25 |

## Notice to Investors

Amounts in USD

## Pool Statistics

### Pool Data

|  | Amount | Number of Leases |
|---|---|---|
| Cutoff Date Securitization Value | 1,460,005,892.46 | 27,067 |
| Securitization Value beginning of Collection Period | 1,417,115,885.71 | 26,827 |
| Principal portion of lease payments | 14,827,401.64 | |
| Terminations- Early | 7,428,955.80 | |
| Terminations- Scheduled | 861,138.72 | |
| Repurchase Payment (excluding interest) | 39,915.99 | |
| Gross Losses | 1,204,626.13 | |
| Securitization Value end of Collection Period | 1,392,753,847.43 | 26,650 |
| Pool Factor | 95.39% | |

|  | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average Securitization Rate | 10.80% | 10.80% |
| Weighted Average Remaining Term (months) | 33.14 | 31.22 |
| Weighted Average Seasoning (months) | 7.23 | 9.10 |
| Aggregate Base Residual Value | 919,433,735.45 | 903,789,538.30 |
| Cumulative Turn-in Ratio | | 30.45% |
| Proportion of base prepayment assumption realized life to date | | 179.79% |
| Actual lifetime prepayment speed | | 0.50% |

## Delinquency Profile

| Delinquency Profile * | Amount ** | Number of Leases | Percentage |
|---|---|---|---|
| Current | 1,389,537,200.38 | 26,588 | 99.77% |
| 31-60 Days Delinquent | 2,394,353.57 | 47 | 0.17% |
| 61-90 Days Delinquent | 686,389.25 | 13 | 0.05% |
| 91-120 Days Delinquent | 135,904.23 | 2 | 0.01% |
| Total | 1,392,753,847.43 | 26,650 | 100.00% |

| **Delinquency Trigger** | | | **5.684%** |
|---|---|---|---|
| 60+ Delinquency Leases to EOP Aggregate Securitization Value | | | 0.059% |
| Delinquency Trigger occurred | | | No |

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

## Loss Statistics

| Credit Loss | Current | | Cumulative | |
|---|---|---|---|---|
| | Amount | Number of Leases | Amount | Number of Leases |
| Securitization Value of Defaulted Leases, Beg of Collection Period | 1,039,058.42 | 20 | 2,178,942.74 | 40 |
| Liquidation Proceeds | 532,238.82 | | 1,665,892.52 | |
| Recoveries | 11,708.96 | | 11,708.96 | |
| Principal Net Credit Loss / (Gain) | 495,110.64 | | 501,341.26 | |

**Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):**

| | |
|---|---|
| Current Collection Period | 0.423% |
| Prior Collection Period | 0.003 % |
| Second Prior Collection Period | NA |
| Third Prior Collection Period | NA |
| Four Month Average | 0.213% |

**Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value**      0.034%

**Average Net Credit Loss / (Gain)**      12,533.53

| Residual Loss | Current | | Cumulative | |
|---|---|---|---|---|
| | Amount | Number of Leases | Amount | Number of Leases |
| Securitization Value of Liquidated Leases, Beg of Collection Period | 8,455,662.23 | 156 | 21,897,940.76 | 374 |
| Sales Proceeds and Other Payments Received | 9,343,105.60 | | 24,407,343.57 | |
| Residual Loss / (Gain) | (887,443.37) | | (2,509,402.81) | |

**Residual Loss / (Gain) as % of Average Securitization Value (annualized):**

| | |
|---|---|
| Current Collection Period | (0.758)% |
| Prior Collection Period | (0.676%) |
| Second Prior Collection Period | NA |
| Third Prior Collection Period | NA |
| Four Month Average | (0.717)% |

**Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value**      (0.172)%

**Average Residual Loss / (Gain)**      (6,709.63)